Exhibit 99.1

HAFNIA LIMITED: Transactions made under share buyback program

Singapore, December 16, 2024

Reference is made to the stock exchange announcement made by Hafnia Limited ("Hafnia" or the "Company", OSE ticker code: "HAFNI", NYSE ticker code: "HAFN") on December 2, 2024, of the launch of Hafnia’s program to repurchase up to 18,000,000 of the Company’s shares in open market transactions for a total amount of up to USD 100,000,000 during the period from December 2, 2024, until no later than January 27, 2025, pursuant to an agreement with Pareto Securities AS and its subsidiary, Pareto Securities Inc. (together, "Pareto").

For the period from and including December 9, 2024, through December 13, 2024, the Company purchased a total of 3,098,684 shares at an average price USD 5.38 per share. Please find below for an transaction overview.

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
Dec 9, 2024	OSE	262,367	5.30	1,389,417
Dec 9, 2024	NYSE	380,000	5.33	2,025,020
Dec 10, 2024	OSE	197,633	5.38	1,062,513
Dec 10, 2024	NYSE	380,000	5.48	2,083,008
Dec 11, 2024	OSE	270,000	5.43	1,466,425
Dec 11, 2024	NYSE	371,497	5.43	2,017,675
Dec 12, 2024	OSE	215,133	5.34	1,147,757
Dec 12, 2024	NYSE	372,336	5.36	1,996,912
Dec 13, 2024	OSE	264,867	5.32	1,408,578
Dec 13, 2024	NYSE	384,851	5.37	2,066,573
Period total
	OSE	1,210,000	5.35	6,474,689
	NYSE	1,888,684	5.39	10,189,188
	Total	3,098,684	5.38	16,663,877
Previously disclosed buy-back under the program (accumulated)
	OSE	1,240,000	5.54	6,872,903
	NYSE	1,540,000	5.63	8,663,394
	Total	2,780,000	5.59	15,536,297
Accumulated under the buy-back program
	OSE	2,450,000	5.45	13,347,592
	NYSE	3,428,684	5.50	18,852,582
	Total	5,878,684	5.48	32,200,174

The issuer's holding of repurchased shares:
Following the completion of the above transactions, the Company owns a total of 6,381,042 of its own shares, corresponding to 1.24% of Hafnia’s total issued share count.

Appendix:
An overview of all transactions made under the program that have been carried out during the above-mentioned period is attached to this report and available at www.newsweb.no.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and article 5 of the European Market Abuse Regulation.

For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.